Exhibit 99.1

VisionChina Media Inc. Announces Private Placement of Common Shares

BEIJING, July 14, 2015/PRNewswire-Asia/ -- VisionChina Media Inc. ("VisionChina Media" or the "Company") (Nasdaq: VISN), one of China's largest out-of-home digital television advertising networks on mass transportation systems, today announced that it has entered into a definitive share purchase agreement (the “agreement”) to raise approximately US$9.8 million in a private placement of common shares of the Company, par value US$0.0001 per share, (the “Common Shares”). VisionChina Media plans to use the proceeds to fund its working capital and out-of-home interactive media growth initiatives.

Pursuant to the agreement, China Special Situations Holdings (1) (BVI) Limited (the “Investor”), a leading investment company in the technology, media and telecommunications (TMT) and consumer electronics sectors in China, will purchase newly issued Common Shares of VisionChina Media for total consideration of approximately US$9.8 million, at a purchase price of US$12.90 per American depositary share of the Company, each representing 20 Common Shares (each an “ADS”), or the equivalent of approximately US$ 0.645 per Common Share. The purchase price represents a premium of approximately 7.5% over closing price of the Company’s ADSs for the previous trading day prior to the signing date of the agreement. Upon closing, the Investor will hold approximately 13.0% of the Company's issued and outstanding share capital and will become one of the Company's largest shareholders. The Investor has agreed not to sell, transfer or dispose of any Common Shares acquired in this transaction to any third parties for a period of six months after closing of this private placement. The Investor will have the right to appoint one director to the Company’s board of directors after the transaction.

Mr. Limin Li, VisionChina Media's chairman and chief executive officer commented, "This transaction is another significant milestone in VisionChina’s growth story, and we are proud to welcome China Special Situations Holdings as a significant shareholder. Our national digital mobile television network reaches hundreds of millions of commuters every day, and given the rapid growth of mobile Internet in China, we see significant opportunity to leverage this infrastructure to create new revenue streams for our Company and long-term value for our shareholders.”

Under the terms of the agreement, VisionChina Media will receive 20% of the total proceeds in cash and a promissory note for the remaining 80% within ten business days after the signing of the agreement. Subject to customary closing conditions, the transaction is expected to close on or before September 11, 2015, when the full purchase price is received by VisionChina.

The share issuance is exempt from registration under the Securities Act of 1933, as amended pursuant to Section 4(2) of the Securities Act, as amended (the "Securities Act") regarding transactions not involving a public offering or is made in reliance on, and in compliance with, Regulation S under the Securities Act.

About VisionChina Media Inc.

VisionChina Media Inc. (Nasdaq: VISN) operates an out-of-home advertising network on mass transportation systems, including buses and subways. As of March 31, 2014, VisionChina Media's advertising network included 96,985 digital television displays on mass transportation systems in 19 of China's economically prosperous cities, including Beijing, Guangzhou and Shenzhen, as secured by exclusive agency agreements or joint venture contract. VisionChina Media has the ability to deliver real-time, location-specific broadcasting, including news, stock quotes, weather and traffic reports, and other entertainment programming. For more information, please visit http://www.visionchina.cn.

Use of Non-GAAP Financial Measures

In addition to VisionChina Media's consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including net income/(loss) excluding non-cash share-based compensation expenses, amortization of intangible assets, contingent loss in connection with a litigation, impairment loss and income tax credit in connection with the impairment loss. The Company believes that the non-GAAP financial measures provide investors with another method for assessing VisionChina Media's operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of VisionChina Media's liquidity and when planning and forecasting future periods. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will", "expects", "anticipates", "future", "intends", "plans", "believes", "estimates" and similar statements. Among other things, the quotations from management in this press release contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 and its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Ms. Shuning Yi

Investor Relations Department
VisionChina Media Inc.
Tel: +86-134-2090-9426
E-mail: shuning.yi@visionchina.cn

In the United States:

The Piacente Group, Inc.

Mr. Glenn Garmont

Tel: +1-212-481-2050

E-mail: visionchina@tpg-ir.com